Exhibit 99.1

Intelligent Living Application Group Inc.

December 3, 2025

Dear Shareholder:

You are cordially invited to attend the 2025 Extraordinary General Meeting (the “Extraordinary Meeting”) of Shareholders of Intelligent Living Application Group Inc. (the “Company”, “we”, “our”, or “us”) to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on December 15, 2025, at 10:30 a.m. local time.

Information regarding each of the matters to be voted on at the Extraordinary Meeting is contained in the attached Proxy Statement and Notice of Extraordinary General Meeting of Shareholders. We urge you to read the proxy statement carefully.

We will send or make these proxy materials available to shareholders on or about December 3, 2025.

Because it is important that your shares be voted at the Extraordinary Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a shareholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

Sincerely,

/s/ Bong Lau
Bong Lau
Chairman of the Board of Directors and Chief Executive Officer

Intelligent Living Application Group Inc.

NOTICE OF Extraordinary GENERAL MEETING OF SHAREHOLDERS
To Be Held December 15, 2025

TO THE SHAREHOLDERS OF Intelligent Living Application Group Inc.:

NOTICE HEREBY IS GIVEN that the 2025 Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of Intelligent Living Application Group Inc. (the “Company”) will be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on December 15, 2025, at 10:30 a.m. local time, to consider and act upon the following:

1.	To approve, as an ordinary resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 50,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 450,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company. We refer to this proposal as the “Authorized Capital Increase Proposal” or “Proposal No. 1;”

2.	To approve, subject to and conditional upon the passing of Proposal No. 1, as a special resolution, that clause 8 of the company’s memorandum of association be deleted in its entirety and replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

We refer to this proposal as the “Charter Amendment Proposal” or “Proposal No. 2;”

3.	To approve to adjourn the Extraordinary Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Authorized Capital Increase Proposal and the Charter Amendment Proposal, which we refer to as the “Adjournment Proposal” or “Proposal No. 3” and, together with the Authorized Capital Increase Proposal and Charter Amendment Proposal, the “Proposals.”

The foregoing items of business are more fully described in the proxy statement that can be found on the website listed in this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board of Directors of the Company (the “Board”) fixed 5:00 p.m., New York time on November 14, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjourned or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors

/s/ Bong Lau
Bong Lau
Chairman of the Board of Directors and Chief Executive Officer

Hong Kong

December 3, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE Extraordinary Meeting of Members TO BE HELD ON December 15, 2025

This Notice and Proxy Statement are also available online at https://www.transhare.com/ilag.

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Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Intelligent Living Application Group Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held at 10:30 a.m., local time, on December 15, 2025, and at any adjournment or adjournments thereof, at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong

We will send or make these proxy materials available to shareholders on or about December 3, 2025.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following:

1.	To approve, as an ordinary resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 50,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 450,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company. We refer to this proposal as the “Authorized Capital Increase Proposal” or “Proposal No. 1;”

2.	To approve, subject to and conditional upon the passing of Proposal No. 1, as a special resolution, that clause 8 of the company’s memorandum of association be deleted in its entirety and replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

We refer to this proposal as the “Charter Amendment Proposal” or “Proposal No. 2;”

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3.	To approve to adjourn the Extraordinary Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Authorized Capital Increase Proposal and the Charter Amendment Proposal, which we refer to as the “Adjournment Proposal” or “Proposal No. 3” and, together with the Authorized Capital Increase Proposal and Charter Amendment Proposal, the “Proposals.”

The Board recommends a vote FOR all of the Proposals.

Will there be any other items of business on the agenda?

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our Ordinary Shares and Preferred Shares, as of 5:00 p.m., New York time on November 14, 2025 (the “Record Date”) are entitled to notice and to vote at the Extraordinary Meeting and any adjournment or postponement thereof.

As of the Record Date, there were 20,769,483 Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”) and 2,000,000 Series A Preferred Shares, par value US$0.0001 per share (the “Series A Preferred Shares”) and 10,000,000 Series B Preferred Shares, par value US$0.0001 per share (the “Series B Preferred Shares” collectively with Series A Preferred Shares, “Preferred Shares”) issued and outstanding. Each registered shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held, each registered shareholder of Series A Preferred Shares on the Record Date is entitled to 20 votes for each Series A Preferred Share then held and each registered shareholder of Series B Preferred Shares on the Record Date is entitled to 50 votes for each Series B Preferred Share then held. The shares represented by any proxy in the enclosed proxy card will be voted in accordance with the instructions given on the proxy card if the proxy card is properly dated, completed and executed and is received by the Company prior to the commencement of the Extraordinary Meeting or any adjournment(s) or postponement(s) thereof. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

Mr. Bong Lau, our Chairman of the Board and Chief Executive Officer, currently owns all the issued and outstanding Preferred Shares.

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Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The Extraordinary Meeting will be held if at least two shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to the issued share capital of the Company then in issue are present, either in person or by proxy. Abstentions will be counted as entitled to vote for purposes of determining a quorum. Broker non-votes and abstentions will not be taken into account in determining the outcome of the proposal. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve a proposal?

Assuming a quorum as referenced above is reached:

Proposals No. 1 and 3 will be approved if passed by a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Proposal No. 2 will be approved if passed by the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the Proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

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Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL NO. 1 — THE AUTHORIZED CAPITAL INCREASE PROPOSAL

The Board is requesting shareholder approval by way of an ordinary resolution of an increase in the authorized share capital from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 50,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 450,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company (the “Authorized Capital Increase”).

The additional shares to be authorized by the Authorized Capital Increase would have rights identical to the currently issued and outstanding shares of the same class of shares. The approval of the Authorized Capital Increase would not affect the rights of the holders of currently issued and outstanding shares.

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The additional authorized but unissued undesignated preferred shares may be designated by the Board in its absolute discretion as one or more classes or series of shares as they deem necessary or appropriate in accordance with our memorandum and articles of association. Our memorandum and articles of association provide that the Board may, without further action by our shareholders, determine the designations, powers, preferences, privileges and other rights attaching to such shares, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper.

Purpose of the Authorized Capital Increase Proposal

The Board is recommending the Authorized Capital Increase to provide the Company with the ability to provide us with appropriate flexibility to issue additional shares in the future on a timely basis if such need arises in connection with potential financings, business combinations or other corporate purposes. Approval of the Authorized Capital Increase could enable us to take advantage of market conditions, the availability of more favorable financings, and opportunities for business combinations and other strategic transactions, without the potential delay and expense associated with convening a special shareholders’ meeting.

In short, if our shareholders do not approve this proposal, we may not be able to access the capital markets, complete corporate collaborations or partnerships, attract, retain and motivate employees, and pursue other business opportunities integral to our growth and success.

The Authorized Capital Increase will not, by itself, have an immediate dilutive effect on our current shareholders. The newly authorized shares would be issuable for any proper corporate purpose, including capital raising transactions of equity or convertible debt securities, the establishment of collaborations or other strategic agreements, share splits, share dividends, issuance under current or future equity incentive plans, future acquisitions, investment opportunities, or for other corporate purposes. The future issuance of additional shares or securities convertible into our shares may occur at times or under circumstances that could result in a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of the present holders of our ordinary shares.

Resolution

Below is the resolution to be passed in connection with the Authorised Capital Increase Proposal:

resolved as AN ordinary resolution that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 50,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 450,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company.

Vote Required for Approval

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Authorized Capital Increase Proposal.

Recommendation of the Board

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE AUTHORIZED CAPITAL INCREASE PROPOSAL UNDER PROPOSAL NO. 1.

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PROPOSAL NO. 2 – THE CHARTER AMENDMENT PROPOSAL

In connection with the Authorized Capital Increase, the Board is asking the shareholders to approve, subject to and conditional upon the passing of Proposal No. 1, as a special resolution, that clause 8 of the company’s memorandum of association be deleted in its entirety and replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

Vote Required

Assuming that a quorum is present, the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Charter Amendment Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 2.

PROPOSAL NO. 3 – THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Extraordinary Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary Meeting to approve the other Proposals.

If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Extraordinary Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Extraordinary Meeting to approve the Authorized Capital Increase Proposal or the Charter Amendment Proposal.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote at the Extraordinary Meeting, in person or by proxy, is required to approve the Adjournment Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF PROPOSAL No. 3.

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OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our Shares is TranShare Securities Transfer and Registrar of Transhare Corporation, 17755 US Highway 19 N, Suite# 140, Clearwater, Fl. 33764, and its telephone number is +1 (303) 662-1112.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

BY ORDER OF THE BOARD OF DIRECTORS

December 3, 2025	/s/ Bong Lau
Bong Lau
Chairman of the Board and Chief Executive Officer

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